CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

September 24, 2021

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Charlier Guidry, Staff Attorney
Dietrich King, Staff Attorney

Re:	DH Enchantment, Inc. (f/k/a Energy Management International Inc.)
Registration Statement on Form 10
Filed on August 4, 2021
File No. 000-56322

Gentlemen:

On behalf of DH Enchantment, Inc. (f/k/a Energy Management International Inc. (the “Company” or “ENMI”), we are hereby responding to the comment letter dated August 26, 2021 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 10 General Form of Registration of Securities

Business, page 1

1. Please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Please disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in you operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We have amended the section entitled “Overview” of Item 1: Business to incorporate the foregoing disclosure. Please see the draft of the Amendment No. 1 to Form 10 included herewith.

2. In this section, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government has or may impact the company’s ability to conduct its business, accept foreign investments or list on an U.S. or other foreign exchange.

Response: We have amended the section entitled “Overview” of Item 1: Business to incorporate the foregoing disclosure. Please see the draft of the Amendment No. 1 to Form 10 included herewith.

Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

September 24, 2021

3. Please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have amended the section entitled “Overview” of Item 1: Business to incorporate the foregoing disclosure. Please see the draft of the Amendment No. 1 to Form 10 included herewith.

4. Please disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We are not required to obtain permission from the Chinese authorities to operate or to issue securities to foreign investors. We have included an affirmative statement to that effect in the section entitled “Overview” of Item 1: Business. Please see the draft of the Amendment No. 1 to Form 10 included herewith.

5. Please provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your business, including subsidiaries, to the parent company and U.S. investors.

Response: As at June 30, 2021, all cash is safeguarded and maintained in the subsidiary operating in Hong Kong. There are no bank accounts in EMNI or BVI subsidiary. There are no dividends or distributions that a subsidiary has made to the holding company. There are no dividends or distributions made to U.S. investors. There are no restrictions on foreign exchange and the Company has ability to transfer cash between entities, across borders and to U.S. investors. There are no restrictions and limitations on the Company’s ability to distribute earnings from its business, including subsidiaries, to the parent company and U.S. investors.

Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

September 3, 2021

Our Business, page 3

6. Please clarify whether you developed and produce the INDICAID COVID-19 Rapid Antigen Test or whether you solely act as a distributor of the test. If you developed and produce the test, please enhance your disclosure to discuss those processes throughout this filing.

Response: We solely distribute the test which is provided by third parties. We have amended our disclosure to clarify this point. Please see the draft of the Amendment No. 1 to Form 10 included herewith.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies… page 7

7. Please expand this risk factor to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors.

Response: We have expanded our discussion by adding a new section entitled “Risk Factors – Risk Factors Relating to Doing Business in Hong Kong.” Please see the draft of the Amendment No. 1 to Form 10 included herewith.

Risk Factors, page 7

8. In light of the recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: This oversight has no impact to the Company’s business and the offering. ENMI and subsidiaries are not compliant with the regulations or policies that have been issued by the CAC to date.

General

9. From a review of the Nevada Secretary of State’s website, it does not appear that you currently have an active charter. Please clarify the status of your charter and revise your risk factor disclosure as necessary.

Response: The Company’s charter is now active.

10. Please update the filing to include the required interim financials. See Rule 8-03 of Regulation S-X.

Response: We have amended the Form 10 to include the interim financials. Please see the draft of the Amendment No. 1 to Form 10 included herewith.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW